Contact

www.linkedin.com/in/hezi-sayar
(LinkedIn)

Top Skills

Team Management
Software Development
OOP

Languages

English (Full Professional)
Hebrew (Native or Bilingual)

Hezi Sayar

Head of Engineering at Bond
Holon, Tel Aviv District, Israel

Summary

20 years of experience in software development.
During these years I acquired the ability to lead complex process
from requirements definition through design, implementation, testing,
integration, up to maturing into a final product.

I have high professional motivation , self-learning capabilities , ability
to perform tasks in quality while meeting the pressures and with
excellent interpersonal abilities .
In recent years, I acquired extensive experience working with clients
from the business and public sectors.

Experience

Bond

2 years 7 months

Head of Engineering
December 2023 - Present (7 months)
Tel Aviv-Yafo, Tel Aviv District, Israel

Full Stack Team Lead
December 2021 - December 2023 (2 years 1 month)
Tel Aviv-Yafo, Tel Aviv District, Israel

Micro Focus

4 years 11 months

**R&D Team Leader of Site Administration and Users management team
- Micro Focus - ALM Octane**
January 2020 - November 2022 (2 years 11 months)
Yahud Monoson, Central, Israel

Leading the team which responsible of site administration.

Among team's responsibilities:

• User management, authentication and authorization – for internal users and
SSO

• Managing customer's license installation, consumption and enforcement

• Integration between ALM Octane and SaaS portal for tenant (project) creation

Sr. Software Engineer, server-side tech leader
January 2018 - January 2020 (2 years 1 month)
Yahud Monoson, Central, Israel

HPE ALM Octane is an application lifecycle management solution that includes interactions with other development tool sets such as Jenkins and GIT.
• Designing and writing features in the testing module of the product.
• Building a mechanism for testing configuration enabling the user to pre-define the test's parameters according to different scenarios.
• Add support for a new relational database – "Postgres".

Hewlett Packard Enterprise
Sr. Software Engineer, server-side – HPE - ALM Innovation Team
September 2016 - January 2018 (1 year 5 months)
Yahud Monoson, Central, Israel

ALM Innovation team is responsible for the development of accompanying applications that will enhance the ALM experience.
• Server-side development of: "ALM Prisma - Visual Test Coverage. Continuously collect UI activity during test." Writing the entire products server side, CI/CD process (testing and build) and installation on Linux and Windows.
• Server side development of "ALM Global Search - A powerful global search engine enabling you to search across all or a specific ALM module." Writing the products server side, CI/CD process (testing and build).

HP
Solution Developer and Security Researcher - HP - ALM SSO & SaaS
March 2016 - September 2016 (7 months)
Yahud Monoson, Central, Israel

HPE ALM is a leading enterprise client/server product, consists of engineers covering the aspects of development, testing, functionality, performance, security and usability.
• Research, design and implementation of an "out of the box" SSO solution for a strategic client of the company.
• Full stack development of the SaaS add-on of ALM.

GADIR ENGINEERING LTD

Full Stack Software Engineer - Gadir Engineering Corporation – R&D Team
September 2010 - March 2016 (5 years 7 months)
Petaḥ Tiqwa, Central, Israel

Gadir Engineering Corporation - .Net / C # , Oracle Developer
Gadir Engineering develops computer systems for energy (electricity, fuel, gas and water) - management, control and efficiency.

Member of the R&D team of the company's products. Team operations includes:
• responsibility for the specification, design and development of the " YUVAL - new water management system" from scratch to integrate implementation with customers, writing the Server Side as well as the Client Side components
• Planning and writing process of converting data from existing system into the "YUVAL"
• Responsibility for designing and constructing the Oracle based relational database of "YUVAL"   with an emphasis on high-performance system. Writing Stored Procedures for managing and improving data
• Designing and writing of client reports in Microsoft SQL Server Reporting Services.
• Realization of batch reports management mechanism and user Reports Archive

Systems based on the following technologies: Java Script, SSRS, Teleric Controls, PL / SQL, C#, Asp.Net

Gad Engineers
Software Developer
August 2007 - September 2010 (3 years 2 months)

Education

Ben-Gurion University of the Negev
Bachelor's Degree, Computer Science · (2006 - 2010)

Miterani High School
High School, Computer Science · (1994 - 1998)